August 19, 2024

Division of Corporation Finance	VIA EDGAR

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re:	Vertex Energy, Inc. Form S-3 Registration Statement File No. 333-281487

Acceleration Request

Request Date: August 22, 2024

Request Time: 4:00 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vertex Energy, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Standard Time, Thursday, August 22, 2024, or as soon thereafter as practicable.

Very truly yours,

/s/ Chris Carlson

Chris Carlson Chief Financial Officer